SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated March 7, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, March 7, 2023 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), informs that it has purchased, by public auction from the Government of the Autonomous City of Buenos Aires (hereinafter "GCABA"),  a property located at Paseo Colón 245, few meters away from the “Casa Rosada”, the National Government headquarters. The Company also acquired 12 parking spaces located at Paseo Colón 275.

The property,  with mixed-use potential, has 13 office floors in a covered area of approximately 13,700 sqm and a basement with parking lots. The purchase price was ARS 1,434,793,198, which was fully paid.

As of today, the signing of the deed is pending. Simultaneously with the deed, the Company is required to sign a free lease agreement with the GCABA, that will hold the property free of charge for a period of 18 months (with the option to extend it for 6 additional months under rental agreement), in accordance with the conditions agreed upon in the auction.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

March 7, 2023	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets